

May 26, 2011

Mr. Gang Wei
Chief Financial Officer
China Valves Technology, Inc.
21F Kineer Plaza; 226 Jinshui Road
Zhengzhou, Henan Province
People's Republic of China 450008

     Re: **China Valves Technology, Inc.**
                Form 10-K for the Year Ended December 31, 2010
                Form 10-Q for the Period Ended March 31, 2011
                Form 8-K/A filed November 8, 2010
                File No. 1-34542

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

2. Please revise your MD&A to more fully quantify the impact that each of your 2010 acquisitions had upon each of your income statement line items and your financial condition. Your current discussion quantifies only the impact upon sales revenue and does not separately identify the sales contribution associated with each acquisition.

Critical Accounting Policies

General

3. We note from your disclosures in footnote four of your consolidated financial statements that you wrote off $1.9 million of inventory during 2010 and increased your inventory allowance by $715,000 during 2010. Please revise your critical accounting policies and financial statement footnotes as necessary to more fully explain how you evaluate your inventory for impairment, differentiating between how you determine when to record an impairment compared to when you adjust your inventory allowance. It is unclear if the write down was due to slow moving inventory, price changes and/or some other factors. Please also revise to more fully explain the assumptions you use to evaluate the recoverability of your inventory as of each period-end. Please also revise to explain what "semi-finished products" represent and how they are different from your other categories of inventory.

Goodwill

4. Please revise to explain, in detail, how you determine your reporting units for goodwill impairment testing purposes.

5. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder's equity, please provide the following disclosures for each of these reporting units in future filings:
    *   Identify the reporting unit;
    *   The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    *   The amount of goodwill allocated to the reporting unit;
    *   A description of the methods and key assumptions used and how the key assumptions were determined;
    *   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent

possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of any potential events and/or circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any intangible assets for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

6. As a related matter, please also tell us how you considered the fact that it appears the book value of your net assets significantly exceeded your market capitalization as of December 31, 2010. Please tell us, in detail, how you considered this factor in determining that there was no goodwill impairment at that time.

Item 9A. Controls and Procedures

(b) Management's annual report on internal control over financial reporting

7. Your disclosure includes a list of steps necessary to address your material weaknesses. It is unclear which steps have been addressed as of December 31, 2010 and which ones still need to be implemented. Please revise to differentiate between the specific changes you have made to your internal controls over financial reporting as of each period-end and the changes that you intend to make but have not yet implemented.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Long-Lived Assets, page F-9

8. Please revise to explain the specific circumstances surrounding the impairment of $1.3 million of your long-lived assets during the year ended December 31, 2010.

Note 11 – Commitments and Contingencies, page F-18

9. Please tell us if you would have met the 2010 net income and fully diluted earnings per share targets for 2010 if you had not acquired Changsha Valve.

10. Please revise to disclose one of the following regarding the class action lawsuit filed on February 4, 2011:
    - Disclose the amount or range of reasonably possible losses over and above any
    - amount already accrued;
    - Disclose that any such amount in addition to the amount accrued is not material to the financial statements; or
    - Disclose that the amount of reasonably possible losses related to this matter cannot be estimated.

    To the extent that you believe the amount of reasonably possible losses related to this matter cannot be estimated, please supplementally tell us why they cannot be estimated and explain the process you have undertaken to attempt to estimate any reasonably possible losses.

Note 15 – Geographic and Product Lines, page F-24

11. You state that you consider yourself to be operating within one operating segment. However, your MD&A discussion attributes fluctuations in gross profit to differences in the profitability of the various type of valves you manufacture. For example, your disclosures indicate that gate valves and ball valves have lower gross profit than butterfly valves and high pressure valves. In order to make these statements, it seems possible that your chief operating decision maker(s) may have access to information about the operating results of your business at a level lower than the consolidated level and that this information may be regularly reviewed by the chief operating decision maker(s). Since you have defined your chief operating decision maker to be a group that includes the Chief Executive Officer and his direct reports, please confirm to us that neither the CEO nor his direct reports regularly review any information about the profitability or operating results of your business at a level below the consolidated level. If you have determined that you have more than one operating segment but your operating segments were aggregated into one reportable segment, please provide us with your aggregation analysis pursuant to ASC 280-10-50-11, including how you determined they had similar economic characteristics.

Note 16 – Business Combinations, page F-24

12. Please address the following regarding your 2010 business combinations:
    - For each acquisition, provide the disclosures required by ASC 805-30-50-1(c) or supplementally confirm that there are no contingent consideration arrangements associated with any of these acquisitions.
    - Disclose the amount of goodwill expected to be deductible for tax purposes in connection with the Hanwei acquisition. Please also disclose the qualitative factors that comprise the goodwill recognized. Please refer to ASC 805-30-50-1(a) and (d).

- Disclose the reasons why your acquisitions of Yangzhou Rock and Changsha Valve resulted in gains aggregating $3.68 million. Please refer to ASC 805-30-50-1(f).
- Please confirm if your acquisitions of Yangzhou Rock and Hanwei Valve involved the acquisition of any equity interests. If so, please quantify and describe the interests acquired and how they were acquired. For the Yangzhou Rock acquisition, please also clarify if you acquired these interests from an unaffiliated third party. Please refer to ASC 805-10-50-2.
- For each of the acquisitions, please revise to explain, in detail, the primary reasons for the acquisition and how you determined the fair value of the assets and liabilities acquired.
- Revise to provide the disclosures required by ASC 805-10-50-2(h).

13. Please also address the following regarding the acquisition of Changsha Valve:
    - Supplementally explain why it was necessary to form Able Delight Investment, Ltd. in order to facilitate your purchase of Changsha Valve.
    - It appears from your disclosures that Able Delight Investment, Ltd. purchased Changsha Valve in January 2010 for $6.07 million and you subsequently acquired Changsha Valve in February 2010 for $15 million. If true, please explain why you paid more than double the price paid by Able Delight Investment Ltd. If our understanding is not accurate, please revise to clarify the price you paid for Changsha Valve as compared to the price paid by Able Delight Investment, Ltd., which appears to be a related party. To the extent that you paid more for Changsha Valve than Able Delight Investment, Ltd. paid one month earlier, revise to disclose the reasons why this was considered appropriate in light fact that Able Delight Investment, Ltd. was formed by the wife of Bin Li, one of your major shareholders.

14. In your Form 8-K/A filed on November 18, 2010, you indicate that as a condition of the sale of Changsha Valve, the purchasing party must be a party whose registered owner was not China Valves Technology, Inc. or any of its affiliates. It appears from your disclosures on page F-25 that Able Delight Investment, Ltd. was formed in November 2009 by Qing Lu, the wife of Bin Li, one of your major shareholders. Please supplementally tell us how you determined this was not a violation of the condition that the purchasing party be unaffiliated with China Valves Technology, Inc.

15. We note that prior to selling Changsha Valve to Able Delight Investment, Ltd., Watts Water Technologies, Inc. disclosed in a Form 10-Q filed on August 7, 2009 that it had "received information regarding possible improper payments to foreign government officials by employees" of Changsha Valve. Please revise your filing to address your agreement with Watts Water Technologies, Inc. regarding the investigation of these matters by any regulatory authorities. Please also revise to disclose if the employees

accused of possible improper payments are still employed by you and what changes you have undertaken to ensure that no improper payments occur in the future.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

16. Please address the above comments in your interim filings as well.

Consolidated Financial Statements

Note 11 – Commitments and Contingencies, page 20

17. Please revise to clarify if 4,194,344 shares were released from escrow during the first quarter of 2011 in connection with the Make Good Escrow Agreement. Your current disclosures appear outdated since they indicate that this will happen after the 2010 Form 10-K is filed.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 30

18. Please revise to explain the reason for the significant increase in your bad debt expense during the quarter ended March 31, 2011. This increase resulted in a more than 100% increase in your allowance for doubtful accounts.

Liquidity and Capital Resources

Operating Activities, page 31

19. In light of the significant increase to your allowance for doubtful accounts, please revise to explain how your accounts receivable collection rates for the first quarter of 2011 have changed compared to the first quarter of 2010 and the fourth quarter of 2010. Please also disclose your normal sales payment terms. Please supplementally tell us the dollar amount of your accounts receivable that have been outstanding for the following time periods: 0 days – 6 months, 6 months – 1 year, 1 year – 2 years; and more than two years.

FORM 8-K/A FILED NOVEMBER 8, 2010

Exhibit 10.1

20. The Loan Agreement filed as Exhibit 10.1 defines Party B as Able Delight Investment, Inc. (Hong Kong), however, it appears that the agreement was signed on behalf of Party B by a representative of Zhuo Yu Investment Co., Ltd. Please supplementally explain the relationship between Able Delight Investment, Inc. and Zhuo Yu Investment Co., Ltd. Please also explain why a representative of Zhuo Yu Investment Co., Ltd. signed this document instead of a representative of Able Delight Investment, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief